MAIL STOP 7010
									February 17, 2006
Renee Raimondi
Red Carpet Entertainment, Inc.,
3375 East Slauson Ave.
Vernon, CA 90058

RE:	Red Carpet Entertainment, Inc.,
	Registration Statement on Form SB-2
	File No. 333-131235
	Filed January 24, 2006

Dear Mr. Raimondi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You issued 3.8 million shares of common stock to the
shareholders
of Landes Daily, Inc. in exchange for 95% of the outstanding shares
of Landes Daily. Prior to the transaction, you had minimal operations, assets and liabilities. This transaction appears to be a capital transaction in substance, rather than a business
combination.
That is, the transaction is equivalent to the issuance of stock by Landes Daily for the net monetary assets of the registrant, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except no goodwill or other intangible asset should be recorded. Because Landes Daily is essentially the acquirer for accounting purposes, the accumulated deficit of Red Carpet Entertainment, Inc. after the transaction should equal the accumulated deficit of Landes Daily, adjusted for any transaction costs. The accumulated deficit of Red Carpet at the acquisition date should be eliminated with an offsetting entry to additional paid-in capital. Please revise the financial statements accordingly and provide appropriate footnote disclosure describing
the transaction and the related accounting treatment.   The
comparative financial statements for periods prior to the merger should be those of Landes Daily.

2. So that we may understand your accounting for this reverse recapitalization in your amended filing, please also provide to us the following:
* Red Carpet Entertainment`s balance sheet immediately prior to the acquisition.
* Landes Daily`s statement of operations and statement of changes in shareholder`s deficit from January 1, 2005 to immediately prior to the acquisition.

3. Please update your filing by including your audited financial statements for the year ended December 31, 2005, in your next amendment. Refer to Rule 310(g) of Regulation S-B.

4. Please update the auditors` consent in this Form SB-2 registration statement in your next amendment. Please be advised that you must include a consent from your auditors for each audit opinion included in your filing.

5. We note several places throughout your filing where you refer to your high quality fabrics or products of the highest quality. Please revise to explain in more detail what this means and how you determine that your fabrics and products meet this qualification.

Risk Factors, page 5

6. The following risk factors use language like "there is no assurance." Please delete this language; the real risk is not your inability to offer assurance, but the condition described. Please refer to:
* "We have a limited operating history upon which an evaluation..."
* "We must develop an effective marketing..."

7. The following risk factors entitled "Our business is highly competitive and depends on consumer spending patterns" and "We must successfully gauge fashion trends and changing consumer preferences to succeed" appear to be duplicative. Please revise to merge and eliminate the redundant disclosure.

8. Please add a risk factor that addresses the risk associated with the fact that your articles of incorporation authorize the issuance of 50,000,000 shares of common stock and 5,000,000 shares of preferred stock, that these shares may be issued without security holder approval and that these shares when issued may be granted voting powers, rights and preferences that differ from and may be superior to those of the registered shares.

9. Please add a risk factor addressing the risks associated with the costs of being a public reporting company in the United States.

10. Include a risk factor that discusses your common stock`s status as a penny stock and the material risks associated with penny stocks, including price fluctuations, additional disclosure requirements, and the lack of a liquid market for such stocks.

We have incurred a net loss since inception and expect to incur net losses. . . , page 5

11. Please revise to include quantification with respect to the significant operating and capital expenditures discussed in this risk factor.

Our dependence on independent manufacturers and suppliers of raw materials. . . , page 5

12. Please revise to give investors a better sense of your dependence on independent manufacturers and suppliers. Use quantification in your revised risk factor. For example, what percentage of your products are produced by independent contract manufacturers? Upon how many independent contract manufacturers and suppliers do you depend?

"The loss of our key management personnel would harm our future development and could impair our ability to succeed," page 8

13. Since all companies rely on their key personnel, clearly explain how this specific risk applies to your company. For example, are any of the key people planning to retire or nearing retirement age or does your lack of employment contracts with these individuals pose any risks? It appears that this risk factor may be generic. Please revise as appropriate and do the same for the risk factor entitled "If we are unable to manage our future growth and to hire adequate staff to manage our operations...," which also appears to be generic.

"Changes in government regulation and supervision could increase our
operating costs reducing our ability to operate profitably," page
8

14. Please revise to specify how your operations could be affected by the risk discussed. For instance, do you obtain raw materials from countries whose products have been or are likely to be subject to duties, trade quotas, etc? Do you market and sell your products in countries where changes in government regulation are at issue? Please provide more detail in your revised risk factor to enable investors to better understand this risk.

Our auditors have questioned our ability to continue operations as a
"going concern. . . ," page 8

15. Please move this to the forepart of your risk factors discussion.

Determination of Offering Price, page 9

16. Please revise to disclose the factors used to determine the offering price. Your disclosure in the first sentence does not tell investors what factors were used.
Selling Security Holders, page 9

17. Please include a total line at the end of the table on page
10.
Additionally, please reconcile the amount of common stock you state
you have outstanding on page 13 under the Description of
Securities
section, 7,642,500, with the amounts totaled under the Selling Security Holder (1,342,500) and Beneficial Owners tables (6,290,000), which total 7,632,500.  There appears to be a discrepancy of
10,000
shares. Also, please disclose in this section the amount of common stock outstanding and the date you used in order to determine the amounts shown on this table.

18. Please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner of Elite Media Assets
Limited.

19. Please disclose how each of the selling shareholders acquired the shares they are selling in this offering.

Plan of Distribution, page 10

20. To the extent that any successor(s) to the named selling stockholders wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

Directors, Executive Officers, Promoters and Control Persons, page
11

21. Please disclose your directors` terms of office. Please refer to
Item 401(a)(3) of Regulation S-B.

22. We note that Ms Raimondi serves as your principal financial officer and principal accounting officer. Please revise her biographical information to disclose whether she has any accounting and/or finance background.

Description of Business, page 14

23. Please disclose the date Landes Daily, Inc. was incorporated and briefly describe its corporate development.

24. Please explain how your apparel business is an extension of your event planning business and clarify whether you intend to continue to engage in event planning. Currently, your Description of Business section only discusses Landes Daily`s operations. We may have further comment.

25. Please disclose the monetary value of the share purchase agreement.

Our Business, page 15

26. Please disclose whether the information on the web sites you reference are a part of this prospectus. Also, it does not appear that your products can be viewed on your web site www.landesdaily.com or on the web site www.activeendeavors.com. Please disclose whether or not your web site is currently functioning and update the status of your relationships with the online retailers listed in your prospectus.

27. Describe the material terms of the agreements with the retailers that carry your products and file any material agreements as exhibits to this prospectus. Also, disclose the amount of revenues generated from sales through the specific retailers you highlight in the prospectus.

Business Strategy, page 15

28. Please revise to explain in more detail what you mean by "truthfully brand our products as having been `Made in the U.S.A.`"
Please describe the requirements for making this statement and how you determined that this is true with respect to your products.
We
note, for example, your statement on page 4 that your women`s styles are made with high-quality fabrics from the United States, Italy and other countries. We note that you briefly reference regulation by the Federal Trade Commission on page 17. Please expand your disclosure to describe the specific labeling and advertising requirements you mention here. We may have further comment based on your response.

Sales and Marketing Strategy, page 15

29. Please file your sales agency and distribution agreements referred to in the first sentence, as these agreements appear material to your business.

30. Is your informal agreement with Japan in writing? If so, please file this as an exhibit.

31. Please describe your placement of products with celebrities in greater detail. For instance, do you have formal agreements?

32. Please explain the placement of your products in the specific magazines listed. For instance, did you have an arrangement with these magazines? Or, did you place advertisements, ask celebrities to appear with your products, or did pictures of celebrities wearing your products appear by happenstance? Revise to clarify. We may have further comment.

33. Please disclose the amount you have spent on marketing and advertising since inception.




Suppliers, page 16

34. Please revise to provide more detail with respect to your engagement of domestic independent, third-party contractors for the production of your products. Please explain in more detail the terms of your arrangements with these independent contractors. Please file any material contracts with these contractors.

35. We note that you hope to establish relationships with additional suppliers in order to ensure a sufficient supply of raw product.
Please disclose whether you have experienced any interruptions or delays in the supply of your fabrics and describe the impact any such interruptions or delays have had on your operations.

Manufacturing, page 16

36. Please name your primary manufacturers, describe the material terms of your arrangements with these manufacturers, and file any contracts as exhibits to this prospectus.

Competition, page 16

37. Please disclose the percentage of the market that each of your competitors listed has. Additionally, describe how each of the companies listed compares to you in size, revenues, and product category.

38. Please reconcile your statement here that your business depends on marketing beachwear and surfing accessories with your statement on page 15 that your principal products include t-shirts, sweatshirts, thermals, twill shorts, and pants. You also state in your first risk factor that Landes was formed to sell high end fashion jeans. Please clarify your principal products and marketing focus throughout the prospectus.

Government Regulation and Supervision, page 17

39. Please disclose whether you have been affected by any of the rules, regulations and treaties you mention in this section and describe such effects.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 18

40. We note your discussion of your factoring agreement on page
20.
Please tell us the amount of your receivables that are off-balance sheet, or, in other words, that have been assigned to Merchant Factors Corp., but which the customers have not yet paid, as of December 31, 2004 and 2005. We note that the net outstanding balance of collections due you at September 30, 2005, amounted to $18,885. However, it is unclear whether you include receivables assigned to Merchant Factors Corp. as part of this amount

Our Plan of Operation for the Next Twelve Months, page 19

41. Please discuss your plan of operations for the next twelve months in greater detail as required by Item 303(a) of Regulation S-B. Include more detailed milestones to your business plan, the costs associated with each milestone, and the employees responsible for each aspect of the business plan. For instance, what are the steps, costs, and timeframes associated with initiating new international sales or beginning to sell new product lines such as men`s twill pants and shorts?

42. We note your disclosure on page 20 that you are not currently conducting any research and development activities. Please reconcile this with your statement on page 18 that you plan to continue to develop new products every six months.

Off Balance Sheet Transactions, page 20

43. Please file a copy of your factoring agreement with Merchant
Factors Corp. or tell us why you do not believe this agreement is material.

Related party transactions, page 21

44. Please discuss whether you believe each reported transaction and relationship is on terms that are at least as fair to the company as you would expect to negotiate with third parties.

45. Please disclose the total amount of loans that Mr. Landes and Ms.
Raimondi made to Landes Daily, Inc. in 2004.

46. Please file any written agreements for the transactions disclosed in this section or tell us why you do not believe they are material.

47. You state several times throughout this section that loans will be repaid "as cash becomes available." Please consider adding a risk factor to discuss any risks.

Reports to Security Holders, page 22

48. Please update the address of the Securities and Exchange
Commission`s public reference room.

September 30, 2005 Financial Statements

Note 1 - Business Description and Significant Accounting Policies, page 29

Business Description, page 29

49. You state that the Company is a full service special event planning and management company specializing in weddings and special occasions. In fact, this was the business of Red Carpet before the acquisition of Landes Daily. Please revise accordingly.

Recognition of Revenues and Cost of Goods Sold, page 30

50. You state that you record revenues on your services when they are
complete.  However, subsequent to June 30, 2005, you do not appear to
provide any services. Accordingly, please tell us why you do not recognize revenue on your products when delivery has occurred. Alternatively, please revise your accounting and your disclosure of your revenue recognition policy to (1) state that you recognize revenue when delivery has occurred and title has transferred and
(2)
to clarify whether title transfers upon shipment of the products or their delivery.

Note 7 - Related Party Transactions, page 32

51. You indicate on page 33 that from March to June 2005, a stockholder made various loans to you totaling $51,000. Please tell us where this note is recorded on your balance sheet and your basis in GAAP for such classification.

December 31, 2004 Financial Statements of Red Carpet
Entertainment,
Inc. and Landes Daily, Inc.

Independent Auditors` Reports, pages 36 and 46

52. Please have your auditors revise their report to state, if true, that the audit was conducted in accordance with "the standards of the
Public Company Accounting Oversight Board (United States)". Refer to
PCAOB Auditing Standard No. 1.

53. We note Landes Daily has negative working capital and an accumulated deficit as of December 31, 2004. We also note that Landes Daily incurred net losses and cash outflows from operating activities for the period ended December 31, 2004. We assume these trends continue through fiscal 2005. If so, please tell us whether your auditors will include a going concern explanatory paragraph in their audit opinion on Landes Daily`s financial statements for the year ended December 31, 2005. If not, please have your auditors explain to us, in detail, why they do not believe that there exists substantial doubt about Landes Daily`s ability to continue as a going concern as of December 31, 2005.

Legal Matters, page 54

54. We note the statement that counsel has passed upon the validity of the issuance of the shares of common stock "offered by us." Please revise so that it is clear counsel is opining upon shares being resold by selling security holders rather than an offering by the registrant.

Legal Opinion

55. Please have counsel revise to delete "Dublin, California" underneath her name. Alternatively, explain to us what purpose this serves in the legal opinion. We may have further comment based on your response.

Undertakings, page 57

56. Please revise your undertakings to the current language contained in Item 512 of Regulation S-B.

Closing Comments

      We note your statement that you will file a prospectus supplement to set forth the names of any underwriters, dealers, or agents and their arrangements with the selling shareholders. However, to the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances as well.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patricia Do at (202) 551-3743 or Nili Shah at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or Lesli Sheppard at (202) 551-3708, with any other questions.

      Sincerely,


								Pamela A. Long
								Assistant Director

CC: 	Karin Carter, Esq.
      Fax: (925)905-5850
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Renee Raimondi
Red Carpet Entertainment, Inc.
Page 1 of 10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE